October 1, 2018

Bob Komin
Chief Financial Officer
Sunrun Inc.
595 Market Street, 29th Floor
San Francisco, California 94105

       Re: Sunrun Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed March 6, 2018
           Form 10-Q for the Period Ended June 30, 2018
           Filed August 9, 2018

Dear Mr. Komin:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Management's Discussion and Analysis, page 42

1. Your disclosures on page 108 indicate that your net deferred tax liabilities decreased significantly from $415 million at December 31, 2016 to $59 million at December 31,
      2017. Given your deferred tax provision expense was only $32 million during the year ended December 31, 2017, please expand your disclosures to address how this additional reduction was reflected on your statements of operations, including if it is reflected in the net loss attributable to noncontrolling interests and redeemable noncontrolling interests line item.
 Bob Komin
FirstName LastNameBob Komin
Sunrun Inc.
Comapany 2018
October 1, NameSunrun Inc.
October 1, 2018 Page 2
Page 2
FirstName LastName



Form 10-Q for the Period Ended June 30, 2018

Deferred Revenue, page 9

2. You disclose that you had contracted but not yet recognized revenue of approximately
         $4.4 billion as of June 30, 2018 of which you expect to recognize approximately 6% over the next twelve months and the remainder thereafter through the remaining initial term of the customer agreement. Please tell us how you considered that these two time bands would be the most appropriate to explain when you expect to recognize the revenue related to your remaining performance obligations given the initial band only represents
         5% of a 20 year remaining initial term of the customer agreement. Refer to ASC 606-10-
         50-13b.

Recently Issued and Adopted Accounting Standards, page 12

3. We note that total consideration for customer agreements including price escalators and guarantees is estimated and recognized over the term of the customer agreement and that this results in creating an unbilled receivable balance for the first half of the customer agreement which is then reduced during the second half. In order to better understand the
         Company's accounting determination, please describe to us the following:
           The nature of the goods and services that you have promised to transfer. See ASC
             606-10-50-12.
           The performance obligation(s) you have determined from your contracts with customers. For each performance obligation, highlight whether the Company has bundled any goods or services that are not considered distinct and whether a series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer have been identified pursuant to ASC 606-10-25-14.
           How you applied the allocation guidance in ASC 606-10-32-28 through ASC 606-10-
             32-41. In that regard, highlight how you considered the variable consideration allocation exception guidance in ASC 606-10-32-39 and ASC 606-10-32-40 when evaluating the impact of the price escalators and performance guarantees in your customer arrangements.
4. We note your disclosure on page 13 that, under Topic 606, you record ITC revenue in full at PTO. Please tell us how you determined that the assignment of ITCs to investors is in the scope of ASC 606. In addition, tell us the circumstances that would result in recapture of the ITC revenue, and how you determined recognition at a point in time is appropriate.
Note 10. Pass-through Financing Obligations, page 21

5. We note that you do not consolidate the master tenant under the lease pass-through structure. Please explain the structure to us, and provide us your analysis under ASC 810
 Bob Komin
Sunrun Inc.
October 1, 2018
Page 3
         to support your accounting.
Management's Discussion and Analysis, page 33

6. We note your disclosures on page 52 regarding the four-year tariff on imported solar modules and cells which could adversely affect your costs, supply, or have other material adverse impacts on your business. Item 303(a)(iii)(2) of Regulation S-K states that a discussion should be provided of any known trends or uncertainties that you reasonably expect will have a material impact on revenues or income from continuing operations as well as events that will cause a material change in the relationship between costs and revenues. Further Section III.B.3 of SEC Release No. 33-8350 states that disclosure of a trend, demand, commitment, event or uncertainty is required unless you are able to conclude either that it is not reasonably likely to occur or that a material effect on your liquidity, capital resources or results of operations is not reasonably likely to occur. In this regard, please tell us what consideration you gave to providing additional disclosures in MD&A related to the tariff and its expected impact on your results of operations.
         Please advise or provide a discussion in MD&A of the expected impact of the tariff.
Key Operating Metrics, page 36

7. We note that Gross Earning Assets is calculated net of cash distributions to investors in consolidated joint ventures and estimated operating, maintenance and administrative expenses for systems deployed. Your disclosures in your Form 10-K for the year ended
         December 31, 2017 indicate that these amounts were excluded from your determination of
         Gross Earnings Assets. There also appear to be some changes in how Gross Earnings
         Assets Value of Purchase or Renewal is now determined compared to how it was determined in your Form 10-K for the year ended December 31, 2017. In this regard, please disclose what specific changes have been made in how you determine the amount of Gross Earning Assets as well as your basis for these changes.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or in her absence, Al
Pavot, Staff Accountant, at (202) 551-3738 with any questions.



                                                               Sincerely,
FirstName LastNameBob Komin
Comapany NameSunrun Inc.                                       Division of
Corporation Finance
October 1, 2018 Page 3                                         Office of
Manufacturing and
FirstName LastName                                             Construction